# INVESTMENT AGREEMENT
## FOR
## BEAUTIFUL GAME, INC.
## SUPPORTERS STOCK OFFERING

This investment Agreement (this "**Agreement**") is made and entered into as of the date indicated below (the "**Effective Date**") by and between Beautiful Game, Inc. d/b/a Chattanooga Football Club, a Tennessee For-Profit Benefit Corporation (the "**Company**"), and You, the undersigned investor ("**Investor**").

1.      Subscription. Investor hereby subscribes for and agrees to purchase shares of Class S Stock (the "**Supporters Stock**" or "**Supporters Shares**") of the Company at $125 per share subject to the terms and conditions set forth in this Agreement. This Agreement is made pursuant to, and is subject to, the terms and conditions of the exemption from registration of securities offered pursuant to Regulation CF under the Securities Act of 1933.

In order to purchase Supporters Stock, Investor must:

      a.      Complete and sign this Agreement and return it to the Company.  If you are completing the agreement electronically on the WeFunder portal, follow the instructions provided on the WeFunder portal.  If you are completing in paper, mail the completed agreement to the Company at:

            Beautiful Game, Inc.
            P.O. Box 4493
            Chattanooga, TN 37405-0493

      b.      Provide payment for the full purchase price for the Supporters Stock, following instructions on the WeFunder portal. The investment process will proceed as described on the WeFunder portal.

2.      Company's Right to Accept or Reject Subscriptions. The Company may accept or reject any subscription, in whole or in part. This means that the Company may sell to Investor a smaller number of shares of Supporters Stock than Investor subscribes to purchase or may choose not to sell any shares of Supporters Stock to Investor. If the Company accepts Investor's subscription, in whole or in part, this Agreement will constitute an irrevocable commitment by the Investor to purchase shares of the Supporters Stock at one hundred twenty-five dollars ($125) per share, and a copy of this Agreement will be executed by the Company and returned to Investor. If the Company rejects Investor's subscription in whole or in part, the Company will return the payment tendered for any unissued portion of the subscription.

3.      Voting and Dividend Rights.
      The holders of Supporters Stock shall not have voting rights except as set forth in the charter and bylaws of the Company, as required by law, and as described below. The holders of Supporters Stock shall be considered limited shareholders for the purpose of any election,

meeting, consent instrument or waiver of notice under any provision of law now in force or later enacted. Except for the difference in voting rights and dividend rights, all classes of Common and Supporters' Stock have the same relative rights and shall have the right to receive the net assets of the Company on dissolution.

      a.     <u>Voting to elect the Board of Directors</u>. The holders of record of the shares of Supporters Stock, voting as a separate class, shall be entitled to elect one (1) director of the Company (the "**Supporter Director**"); <u>provided</u> that, prior to the seating of any Supporter Director on the Board of Directors, the other Board of Directors shall be required to approve and consent to such election and seating.

      b.     <u>Voting approval rights</u>. The Company shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without the affirmative vote of the holders of a majority of the issued and outstanding Supporters Stock, given by vote at a meeting, voting separately as a single class:

        (a)     Induct any person into the Company's Hall of Fame;

        (b)     Change the Company's soccer team's name, logo, or crest;

        (c)     Change the team's name.

      c.     <u>Dividends</u>. Holders of Supporters Shares shall have no right to dividends issued by the Company to holders of Common Stock but holders of Supporters Shares may receive dividends as, if and when declared by the Company's board of directors. Notwithstanding anything in this Agreement to the contrary, no dividends or other distributions shall be paid to any shareholders of the Company if the payment of such dividend or distribution would violate Section 48-16-401 of the Tennessee Business Corporations Act.

4.     <u>Perks</u>. For so long as Investor holds Supporters Stock, Investor shall be entitled to participate in any programs or discounts generally offered by the Company to holders of its Supporters Stock. At the time the Supporters Stock is initially offered on the Wefunder platform, the following perks will be provided to Investors based on investment amount:

| Amount | Perk |
|---|---|
| $125 | Framable Share Certificate, 1 vote, Lapel Pin, Stock Certificate, "CFC Owner" Yard Sign, your name on our 2019 third alternate jersey, access to exclusive owner benefits and merchandise, invitation to annual shareholders' meeting. |
| $250 | Couples 2 Share Bundle: 2 Framable Share Certificate, 2 votes, 2 Lapel Pins, "CFC Owner" Yard Sign, your name on our 2019 third alternate jersey, access to exclusive |

| | |
|---|---|
| | owner benefits and merchandise, 2 invitations to annual shareholders' meeting. |
| $500 | Family 4 Share Bundle: 4 Framable Share Certificates, 4 votes, 4 Lapel Pins, "CFC Owner" Yard Sign, your name on our 2019 third alternate jersey, access to exclusive owner benefits and merchandise, 4 invitations to annual shareholders' meeting. |
| $1,250 | Superfan: Ten votes, Framed Share Certificate, up to 5 Lapel Pins, "CFC Owner" Yard Sign, your name on our 2019 third alternate jersey, access to exclusive owner benefits and merchandise, invitation to annual shareholders' meeting. |
| $5,000 | Investor: 40 votes, Framed Share Certificate, up to 5 Lapel Pins, "CFC Owner" Yard Sign and custom flag, your name on our 2019 third alternate jersey, access to exclusive owner benefits and merchandise, invitation to annual shareholders' meeting. One lifetime season pass. |
| $10,000 | Major Investor: 80 votes, Framed Share Certificate, up to 5 Lapel Pins, "CFC Owner" Yard Sign and custom flag, your name on our 2019 third alternate jersey, access to exclusive owner benefits and merchandise, invitation to annual shareholders' meeting. Two lifetime season passes. |

5.     Representations, Warranties, and Covenants of the Investor.  Investor represents and warrants to, and covenants with, the Company that:

a.     Acknowledgment.  Investor acknowledges that Investor has had an opportunity to read all of the information about the offering that appears on the WeFunder portal, including but not limited to, the Form C and all of its exhibits.

b.     Evaluate Risks. Investor has the requisite knowledge to assess the relative merits and risks of this investment, or has relied upon the advice of Investor's professional advisors with regard to an investment in the Company.

c.     Investor Advised to Seek Representation. Investor understands that nothing in this Agreement or any other materials presented to Investor in connection with the purchase and sale of Supporters Stock constitutes legal, tax, or investment advice. Investor has been advised to consult with such legal, tax, and investment advisors as Investor, in its sole discretion, deems necessary or appropriate in connection with its purchase of Supporters Stock.

      d.      Authority; Binding Agreement. Investor represents and warrants to, and covenants with, the Company that (i) Investor has full right, power, authority and capacity to enter into this Agreement and to consummate the transactions contemplated hereby, and (ii) this Agreement constitutes a valid and binding obligation of Investor enforceable against the Investor in accordance with its terms, except as enforceability may be limited by applicable law.

      e.      Indemnity. Investor agrees to indemnify and hold harmless the Company and its officers and directors for any claims, judgments, or expenses incurred as a result of any misrepresentation made by Investor.

      f.      Investment Limits. Investor's subscription amount, when added to all other investments Investor has made over the previous 12 months in offerings under Regulation CF (Title III of the JOBS Act), together do not exceed the following limitations:

          i.      If Investor's annual income OR net worth is less than $107,000, the maximum aggregate investment is the greater of:
- $2,200 or
- 5% of the lesser of Investor's annual income or net worth

          ii.      If Investor's annual income AND net worth are both more than $107,000, the maximum aggregate investment is 10% of the lesser of Investor's annual income or net worth.

          iii.      The aggregate investment in such offerings over the 12 month period may not exceed $107,000 regardless of Investor's annual income or net worth.

For purposes of these investment limitations, spouses may combine their annual incomes and net worth. However, the value of Investor's primary residence may not be included.

By signing this Agreement, Investor represents and warrants that the investment limitations described above are satisfied, assuming the Company's acceptance of the full amount of Investor's subscription amount indicated below.

6.      No Recommendation. Investor acknowledges that the Supporters Stock has not been recommended by any federal or state authority or regulatory commission, nor have they confirmed the accuracy or determined the adequacy of the Company's disclosures; and that no business technical service provider has assessed the merits of this offering.

7.      No Revocation. Once an Investor has executed an Investment Agreement and submitted funds, such subscription may not be revoked without the consent of the Company.

8.    Limitations on Transfer; Right of First Refusal.

(a)    Limitations on Transfers.

(i)    Investor shall not, directly or indirectly, offer, sell, pledge, transfer, or otherwise dispose of (or solicit any offers to buy, take a pledge of or otherwise receive or acquire) any Supporters Stock except in compliance with this Agreement, the Company's articles of incorporation and bylaws and any applicable state or federal securities laws, including rules and regulations thereunder.

(ii)    Investor acknowledges that any certificate representing the Supporters Stock (or, if the Supporters Stock shares are uncertificated, any notice of issuance for the Supporters Stock), including any certificate issued (or notice of issuance delivered) upon any transfer of the Supporters Stock, will bear the following legends:

(A)    "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR APPLICABLE STATE SECURITIES LAWS, AND MAY NOT BE TRANSFERRED UNLESS SUCH TRANSFER IS REGISTERED UNDER THE ACT AND SUCH LAWS OR QUALIFIES FOR AN EXEMPTION THEREFROM."

(B)    "THE SECURITIES REFERENCED HEREIN ARE SUBJECT TO RESTRICTIONS ON TRANSFER, AN IRREVOCABLE PROXY AND RESTRICTIONS ON VOTING RIGHTS, ALL AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE HOLDER THEREOF, A COPY OF WHICH IS ON FILE WITH AND MAY BE OBTAINED FROM THE SECRETARY OF THE COMPANY AT NO CHARGE."

(iii)    Investor further acknowledges that for a period of one year beginning when the Supporters Stock is issued, such Supporters Stock may not be transferred except:
(A)    to the Company;
(B)    to an accredited investor, as that term is defined in Rule 501(a) of Regulation D under the Securities Act of 1933;
(C)    as part of an offering registered with the US Securities and Exchange Commission; or
(D)    to a Close Family member of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a Close Family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances.

"Close Family" means (x) any spouse, domestic partner, child, parent, sibling, grandparent or grandchild or (y) any other close relative (including adoptive and in-law relationships) approved in good faith by the Company.

(b)     Right of First Refusal.

(i)     Notice of Proposed Transfer.  If Investor or any transferee of the Supporters Stock (collectively, "Holder") proposes to sell or otherwise transfer (including by gift or operation of law) any share of Supporters Stock, then (x) prior to consummating such sale or transfer, Holder shall deliver to the Company a written notice (the "Transfer Notice") stating (1) the name of each proposed purchaser or transferee ("Proposed Transferee"), (2) the number of shares of Supporters Stock proposed to be sold or transferred to each Proposed Transferee, (3) the terms and conditions, including purchase price, of each proposed sale or transfer, and (4) Holder's offer to the Company to purchase the shares of Supporters Stock upon the same terms and conditions, including purchase price, as those described in the Transfer Notice (or upon terms and conditions as similar as reasonably possible to those described in the Transfer Notice) (the "Applicable Terms"), and (y) Holder shall not consummate such sale or transfer except in accordance with clauses (iv) or (v) below.

(ii)     Exercise of Right of First Refusal.  At any time within 30 days after the Company receives the Transfer Notice, the Company shall have the right, exercisable by written notice to Holder during such period, to purchase any or all of the shares of Supporters Stock described in the Transfer Notice upon the Applicable Terms; provided, however, that (x) if the purchase price described in the Transfer Notice consists of no legal consideration (as, for example, in the case of a transfer by gift), the applicable purchase price for the Company shall be the fair market value of the shares of Supporters Stock as determined in good faith by the Company, and (y) if the purchase price described in the Transfer Notice includes non-cash consideration, the applicable purchase price for the Company shall reflect the cash equivalent value of such non-cash consideration as determined in good faith by the Company.

(iii)     Payment.  If the Company exercises its right of first refusal under clause (ii) above, the Company shall pay the applicable purchase price, at the election of the Company, in cash (by check), by cancellation of all or a portion of any outstanding indebtedness of Holder to the Company or by any combination thereof, within 60 days after receipt of the Transfer Notice or in such other manner or at such other time as may be mutually agreed by the Company and the Holder.

(iv)     Holder's Right to Transfer.  If the Company does not exercise its right to purchase all of the shares of Supporters Stock described in the Transfer Notice within the applicable time period, then Holder may sell or otherwise transfer the unpurchased shares of Supporters Stock to the Proposed Transferee(s) described in the Transfer Notice upon the terms and conditions, including purchase price, described in the Transfer Notice (or upon terms and conditions, including purchase price, less favorable to the Proposed Transferee), so long as (x) such sale or transfer is consummated within 120 days after the date of the Transfer Notice, (y) such sale or transfer is effected in accordance with applicable laws and (z) without limiting Section 5(d), any such Proposed Transferee agrees in writing that the provisions of this Agreement (including the transfer restrictions and covenants of Investor hereunder) shall continue to apply to the Supporters Stock in the hands of such Proposed Transferee and otherwise be binding upon such Proposed Transferee to the same extent as such provisions would (but for any such transfer) be binding on Investor. If such shares of Supporters Stock are not so transferred to such Proposed Transferee(s) within such period, then the provisions of this Section 5(b) shall once again apply to any proposed sale or other transfer of the Supporters Stock.

(v)     Exception for Certain Family Transfers. Notwithstanding anything to the contrary in this Section 7(b), the transfer of any or all of the shares of Supporters Stock during Holder's lifetime or on Holder's death by will or intestacy to Holder's Close Family or a trust for the benefit of Holder or Holder's Close Family shall be exempt from the provisions of this Section 7(b).

(vi)     Assignment of Rights. The Company's rights to purchase shares of Supporters Stock under this Section 7(b) may be assigned by the Company, in whole or in part, to any other person or entity, without any requirement that the Company obtain Holder's consent to such assignment.

(c)     No Transfer to Competitors. Without limiting Section 7(b), without the prior written consent of the Company, Holder shall not sell or otherwise transfer (including by gift or operation of law) any Supporters Stock to (i) any third party that owns and/or operates a soccer team or provides products or services that directly or indirectly compete with any products or services sold or provided by the Company ("Competitor"), (ii) any director or officer of any Competitor or (iii) any person who owns, or is part of group acting in unison that owns, more than 5% of the outstanding voting securities of any Competitor.

(d)     Transfer Restrictions and Covenants Binding on Transferees. The transfer restrictions and covenants of Investor under this Agreement shall continue to apply to the Supporters Stock in the hands of any transferee of the Supporters Stock and otherwise be binding upon any transferee of the Supporters Stock to the same extent as such transfer restrictions and covenants would (but for any such transfer) be binding on Investor.

(e)     Stop-Transfer Instructions; Refusal to Transfer. Investor acknowledges that, to ensure compliance with the restrictions set forth herein, the Company may issue appropriate "stop transfer" instructions to its transfer agent, if any, and that, if the Company transfers its own securities, it may make appropriate notations to the same effect in its own records. In addition, the Company shall not be required (i) to transfer on its books any shares of Supporters Stock that have been sold or otherwise transferred in violation of any of the provisions of this Agreement or (ii) to treat as owner of such Supporters Stock or to accord the right to vote or pay dividends to any purchaser or other transferee to whom any shares of Supporters Stock have been sold or otherwise transferred in violation of any of the provisions of this Agreement.

9.     Repurchase. If the Company determines, in its sole discretion, that it is likely that within six months the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities

Exchange Act of 1934, as amended, as required by Section 12(g) thereof, the Company shall have the option to repurchase this instrument from the Investor for the greater of (i) the Purchase Amount and (ii) the fair market value of this instrument, as determined by an independent appraiser of securities chosen by the Company (such repurchase, the "Repurchase," and such greater value, the "Repurchase Value"); provided, however, that, in the event an Equity Financing occurs within three months after the Repurchase and the Repurchase Value is less than the Aggregate Value (as defined below) of the shares of Supporters Stock the Investor would have received had the Repurchase not occurred (where such value is determined by multiplying the number of shares of Supporters Stock by the Conversion Price and is referred to as the "Aggregate Value"), the Company shall pay to the Investor an amount equal to the difference between the Aggregate Value and the Repurchase Value promptly following the consummation of the Equity Financing. Such independent appraiser shall be regularly engaged in the valuation of securities. The foregoing repurchase option terminates upon a Change of Control or Dissolution Event.

"Change of Control" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Board, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company; provided, however, a Change of Control does not include a reorganization to change the Company's domicile.

"Dissolution Event" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"Liquidity Event" means a Change of Control or an Initial Public Offering.

"Equity Financing" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Supporters Stock at a fixed pre-money valuation.

10.     Covenants of Investor.

        (a)     Approval of Certain Corporate Actions. In the event that the board of directors of the Company and Company's voting shareholders approve in writing either (i) a Liquidity Event or (ii) any amendment to the Company's charter for the sole purpose of increasing the authorized number of shares of the Company's Supporters Stock, in either case ((i) or (ii)) specifying that this provision shall apply to such action (a "Corporate Action"), then Investor shall (x) if such

Corporate Action requires approval of the holders of the Company's Supporters Stock, vote (in person, by proxy or by action by written consent, as applicable) all of Investor's shares of Supporters Stock in favor of, and adopt, such Corporate Action (and any related actions necessary to give effect to such Corporate Action) and vote in opposition to any other proposal that could delay or impair the ability of the Company to consummate such Corporate Action, (y) execute and deliver any related documentation and take any other action in support of such Corporate Action as may be reasonably requested by the Company in order to carry out the purposes of this Section 7, and (z) to refrain from exercising any applicable dissenters' rights or rights of appraisal in connection with such Corporate Action.

(b)      Exception.  Notwithstanding the foregoing, Investor shall not be required to comply with Investor's obligations under Section 9(a) in connection with any proposed Liquidity Event unless, upon the consummation of such Liquidity Event, (i) each holder of shares of the Company's Supporters Stock will receive, in respect of such shares of such holder, the same form and per share amount of consideration as is received by each other holder of shares of the Company's Supporters Stock, in respect of such shares of such other holder, and (ii) the aggregate consideration receivable by all holders of the Company's capital stock will be allocated among such holders on the basis of the relative liquidation preferences to which such holders are entitled in accordance with the Company's charter.

(c)      Grant of Irrevocable Proxy, Power of Attorney and Authorization.  Solely to the extent that Investor fails to comply with Investor's obligations under Section 9(a) (excluding, for clarity, scenarios in which Investor is not required to comply with such obligations in accordance with Section 9(b)), Investor hereby constitutes and appoints as Investor's proxy, and grants a power of attorney (with full power of substitution) to, the Chairman of the Company for the purpose of voting such Investor's shares of Supporters Stock or taking such other actions on behalf of such Investor, and hereby authorizes the Chairman of the Company to vote such shares of Supporters Stock or take such other actions on behalf of such Investor, in each case as may be required by Section 9(a).  Each of the proxy, power of attorney and authorization granted pursuant to the immediately preceding sentence is given in consideration of the agreements and covenants of the Company in connection with the transactions contemplated by this Agreement and, as such, is coupled with an interest and shall be irrevocable and perpetual.  Investor shall not grant or purport to grant any proxy, power of attorney or authorization that conflicts with the proxy, power of attorney and authorization granted hereunder.

11.    General Provisions.

a.      Notice. Any notice or demand which either party may or must give to the other under this Agreement shall be made in writing and shall be either hand delivered or sent via email or U.S. certified mail to the Company at the address provided in section 1 above, or to the Investor at the address provided.

b.      Modification. This Agreement may not be modified or amended except pursuant to an instrument in writing signed by the Company and Investor.

c.      Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Tennessee.

d.      Counterparts. This Agreement may be executed in two or more counterparts, each of which shall constitute an original, but all of which, when taken together, shall constitute one instrument, and shall become effective when one or more counterparts have been signed by each party hereto and delivered to the other parties.

e.      Electronic Signatures. Investor may tender to the Company this Agreement by electronic means such as by email or facsimile. If Investor submits this Agreement to the Company electronically, Investor agrees that Investor's digital signature or other form of electronic acknowledgement, consent or acceptance (as the case may be), constitutes Investor's signature, acceptance and agreement of the terms of this Agreement and such digital signature, consent or acceptance shall be given the same force and effect as a signature affixed by hand.

f.      Severability. If a court or an arbitrator of competent jurisdiction holds any provision of this Agreement to be illegal, unenforceable, or invalid in whole or in part for any reason, the validity and enforceability of the remaining provisions, or portions of them, will not be affected.

g.      Entire Agreement. This Agreement constitutes the final, complete, and exclusive statement of the terms of the agreement between the parties pertaining to the purchase and sale of Supporters Stock by Investor from the Company, and supersedes all prior and contemporaneous understandings or agreements of the parties.

12.    Execution. By signing and submitting this Agreement Investor agrees to purchase Supporters Stock at one hundred twenty-five dollars ($125) per Share according to the terms set forth herein as follows:

Number of shares:   [SHARES]

**Total Payment Amount: $**  $[AMOUNT]

Title to the shares will be registered as follows (include any co-owner, such as a spouse):

Exact Name(s):   [INVESTOR NAME]

Investor Type (if an entity):

*[Signature Page to Follow]*

IN WITNESS WHEREOF, the parties have executed this agreement as of __[EFFECTIVE DATE]__.

Number of Shares: __[SHARES]__

Aggregate Purchase Price: __$[AMOUNT]__

**COMPANY:**

## Beautiful Game, Inc.

*Founder Signature*

Name: __[FOUNDER_NAME]__

Title: __[FOUNDER_TITLE]__

**Read and Approved (For IRA Use Only):**

**SUBSCRIBER:**

*Investor Signature*

By: _____

By: _____

Name: __[INVESTOR NAME]__

Title: __[INVESTOR TITLE]__

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[  ] Accredited

[ X ] Not Accredited